UPDATE: ALR Technologies Announces Sales Guidance for Q4 2022, Q1 2023, and Completion of the GluCurve Pet CGM Manufacturing Agreement

(December 29, 2022 -- Singapore) ALR Technologies SG Ltd. ("ALRT") (OTCQB:ALRTF), the diabetes management company, today announced the completion of a long-term manufacturing and supply agreement with Infinovo Medical Co. Ltd ("Infinovo") for the Continuous Glucose Monitor (CGM) hardware used in the GluCurve Pet CGM. The agreement gives ALRT the exclusive global rights to distribute the CGM hardware in the animal health market.

Additionally, the Company announces it anticipates December and fourth quarter of 2022 sales to be in the range of $145,000 and $155,000. The Company expects Q1 2023 sales to be in the range of $450,000 to $600,000 with the possibility of an adjustment upwards subject to increased production capacity.

"December reflects a turning point for ALRT as we look to close out the fiscal year with our first quarter of meaningful sales, along with an attractive gross profit," said Sidney Chan, Chairman and CEO of ALRT. "We will be exhibiting the GluCurve Pet CGM at CES January 5th-8th and VMX (Veterinary Meeting and Expo) January 14th-18th which should bolster awareness around the Company and GluCurve. The number of available units will increase quarter over quarter throughout 2023 resulting in a significant rise in sales as it will enable our distribution partner, Covetrus, to launch GluCurve throughout the US, EU, and other key markets."

About Infinovo Medical Co. Ltd:

Founded in 2016, Infinovo is an innovative medical technology company, focusing on developing an accurate and affordable CGM for patients which will be available for both Type 1 and Type 2 Diabetics. https://infinovo.com

About ALR Technologies SG Ltd.
ALRT is a data management company that developed the ALRT Diabetes Solution, a comprehensive approach to diabetes care that includes an FDA-cleared and HIPAA compliant diabetes management system that collects data directly from blood glucose meters and continuous glucose monitoring devices, and a patent pending Predictive A1C algorithm to track treatment success between lab reports and an FDA-cleared Insulin Dosing Adjustment program. The overall goal is to optimize diabetes drug therapies to drive improved patient outcomes.

In addition, the animal health division of ALRT has developed the GluCurve Pet CGM; a solution to assist veterinarians better determine the efficacy of insulin treatments and to help to identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans.

More information about ALRT can be found at www.alrt.com and https://sg.alrt.com.

Investor Contact
Investor Relations: ir@alrt.com
Animal Health Inquiries: animalhealth@alrt.com
Media: Media@alrt.com
US: +1 804 554 3500
Singapore: +65 3129 2924

ALR Technologies SG Ltd. Forward-Looking Statement

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